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                                                                     Exhibit 4.1



                               WITH RESPECT TO THE
                       COMPANY'S 1997 STOCK PURCHASE PLAN


         RESOLVED, that the plan agreement of the Company's 1997 Stock Purchase Plan, as amended, be further amended by deleting Article IV thereof and substituting the following therefore:

                                   ARTICLE IV

                                     SHARES

         There shall be 900,000 shares of Common Stock reserved under the Plan, subject to adjustment in accordance with Article XIV hereof. The shares of Common Stock subject to the Plan shall be either shares of authorized but unissued Common Stock or shares of Common Stock reacquired on the open market or otherwise for the account of the Participants. The Committee shall determine from time to time whether the shares of Common Stock shall be authorized or unissued shares or reacquired shares.


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